EXHIBIT 4.3


      CERTIFICATE OF CHANGE IN NUMBER OF AUTHORIZED SHARES
                     PURSUANT TO NRS 78.209
                               OF
                  AMERICAN CAREER CENTERS, INC.
                       (the "Corporation")


I, Thomas Krucker, President and Secretary of the Corporation, certify that:

     1. The authorized capital of the Corporation before the change is 120,000,000 shares, 100,000,000 of which are shares of common stock having a par value of $0.0001 per share, and 20,000,000 of which are shares of preferred stock having a par value of $0.0001 per share.

     2. The authorized capital of the Corporation after the change is 28,333,333 - 8,333,333 of which are shares of common stock having a par value of $0.0001 per share; and 20,000,000 of which are shares of preferred stock having a par value of $0.0001.

     3. The number of shares of the Corporation's common stock issued and outstanding prior to the 1:12 reverse split was 93,518,152. As a result of the reverse split, there will be a total of approximately 7,793,180 shares of common stock issued and outstanding.

     4. There are no issuances of fractional shares as a result of the split. Fractional interests shall be eliminated by rounding any fraction up to the nearest whole number of common shares.

     5. Pursuant to NRS 78.207, this certificate does not require the approval of the stockholders to decrease the number of authorized shares of common stock and correspondingly decrease the number of issued and outstanding shares of common stock through a 1:12 reverse stock split adopted by the Board of Directors on March 25, 2002.

     6. This change shall be effective on the date of filing this certificate. The provisions in Article Four of the Articles of Incorporation regarding the authorized number of shares of the common stock shall be deemed amended on the date of this filing.



/s/ Thomas Krucker
    President and Secretary